**FORM 5**

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

**ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP**

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | 6. Relationship of Reporting Person(s) to Issuer |
|---|---|---|
| **Tall, Craig E.** | **YoCream International, Inc. YOCM** | (Check all applicable) <br> __X__ Director _____ 10% Owner <br> _____ Officer (give _____ Other (specify <br> title below) below) |

| | | |
|---|---|---|
| (Last) (First) (Middle) | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year <br> **October 31, 2002** |
| **5858 NE 87th Avenue** | | |

| (Street) | 5. If Amendment, Date of Original (Month/Year) | 7. Individual or Joint/Group Reporting |
|---|---|---|
| **Portland, OR 97220-0000** | | (check Applicable Line) <br> __X__Form filed by One Reporting Person <br> ____Form filed by More than One Reporting Person |

(City)　(State)　(Zip)

**Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/Day/Year) | 3. Transaction Code (Instr. 8) | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|
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\* If the form is filed by more than one reporting person, see instruction 4(b)(v).

(Over)

SEC 2270 (3-99)

FORM 5 (continued)

**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**

**(e.g., puts, calls, warrants, options, convertible securities)**

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3.Transaction Date (Month/Day/Year) | 4.Transaction Code (Instr.8) | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4) | 10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Stock Option  (052802dir) (right to buy)** | $5.26 | 05/28/2002 | A | 5,000.00 | | 01/01/2003 | 05/31/2007 | **Common Stock** | 5,000.00 | | 5,000.00 | D | |
| **Non-Qualified Stock Option (right to buy)** | $3.21 | | | | | (1) | 06/30/2006 | **Common Stock** | 15,000.00 | | 15,000.00 | D | |
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Explanation of Responses:

**See attached statement**

/s/Cliff E. Spencer                                                    **12/13/2002**

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

** Signature of Reporting Person                             Date

**Cliff E. Spencer, Attorney-in-Fact for Craig E. Tall**

Note:  File three copies of this Form, one of which must be manually signed.  If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

**Form 5**

**Tall, Craig E.**

October 31, 2002

**5858 NE 87th Avenue**

**Portland, OR 97220-0000**

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**Explanation of responses:**

**(1)**          **Option vests 5,000 shares on 2/1/02; 5,000 shares on 2/1/03; and 5,000 shares on 2/1/04.**